Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 15 June 2007, in connection with Orkla's option programme, 125,000 options were exercised at a strike price of NOK 27.00.

Primary insider Roar Engeland (EVP Financial Investments and Corporate Development in Orkla ASA) exercised 125,000 options and at the same time sold 125,000 shares in the market at a average price of NOK 105.49. After this transaction Engeland's holdings in Orkla ASA are 127,700 shares, 725,000 options and 200,000 synthetic options.

A total of 8,721,345 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 887,000 synthetic options of the cash bonus programme.

Orkla holds 10,670,460 of its own shares.

Orkla ASA
Oslo, 15 June 2007

Contact:
Ole Kristian Lunde, SVP Corporate Communications,
Tel.: +47 2254 4430